Delisting Determination, The Nasdaq Stock Market, LLC,
March 14, 2022,  Triterras, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Ordinary Shares and warrants of Triterras, Inc. (the Company), effective at the opening of the trading session on March 24, 2022.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staff determination on December 10, 2021. On December 16, 2021, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on January 20, 2022. On February 1, 2022, upon review of the information provided by the Company, the Panel determined to deny the Company request to remain listed in the Exchange and notified the Company that trading in the Company securities would be suspended on February 3, 2022. On February 16, 2022, the Company exercised its right to appeal the Panel decision and requested a hearing to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a).
On March 7, 2022, the Company informed the Council that it was formally withdrawing its appeal and that it had decided instead to focus on the relisting of its common stock and warrants on the Exchange. The Staff determination to delist the Company securities became final on March 10, 2022.